

13030015

SEC
Mail Processing
Section
FEB 28 2013
Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N.B. ZOULLAS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Avenue, 17th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leslie Seinfeld (212) 350-5312
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street (Address) New York (City) NY (State) 10020 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/13

OATH OR AFFIRMATION

I Leslie Seinfeld, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N.B. Zoullas Securities, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

DEBRA KOSLOW
Notary Public, State of New York
No. 01K04763278
Qualified in Queens County
Commission Expires 1/31/15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

N.B. Zoullas Securities, Inc.
Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	$ 5,640,836
Restricted cash	82,775
Deposits with clearing broker	405,701
Receivables from brokers	703,303
Property and equipment, at cost less accumulated depreciation and amortization of $108,915	35,339
Prepaid expenses and other assets	125,454
Total assets	$ 6,993,408
Liabilities and Stockholder's Equity	
Liabilities	
Accrued expenses, payroll taxes and other liabilities	$ 2,077,241
Commitments	
Stockholder's equity	
Common stock, $1 par value; 200 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	169,900
Retained earnings	4,746,167
Total stockholder's equity	4,916,167
Total liabilities and stockholder's equity	$ 6,993,408

The accompanying notes are an integral part of this financial statement.

1. Organization

N.B. Zoullas Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates as an introducing broker under a clearance agreement with another broker-dealer (clearing broker), which assumes and maintains the accounts of the Company's customers. The Company transacts its business with customers located worldwide.

2. Summary of Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions fort trading gains and losses, commission revenue and related expenses are recorded on a trade-date basis.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation for furniture and equipment is provided on a straight-line basis using estimated useful lives of five to seven years.

Income Taxes

The Company has elected to be treated as an S Corporation under the appropriate provisions of the Internal Revenue Code. Accordingly, the Company is not subject to federal income tax. The stockholder is required to report separately his distributive share of the Company's income or loss to federal tax authorities. In addition, the Company has elected S Corporation status for New York State tax purposes and, accordingly, the Company pays New York State income tax at the minimum rate. New York City, however, does not recognize S Corporation status, and the Company is, therefore, taxed at regular corporate tax rates.

The Company has adopted the authoritative guidance issued, as it pertains to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2012, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to federal, state and local income tax examinations by tax authorities for years before December 31, 2009.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

3. Deposits with Clearing Broker

The Company clears its proprietary and customer transactions through a clearing broker on a fully disclosed basis. The Company's clearing agreement with its clearing broker requires that a minimum balance of $300,000 be maintained on deposit with the clearing broker. The deposits at the clearing broker consist of cash and cash equivalents.

4. Commitments

The Company is obligated under a non-cancellable operating lease, for its office premises, which expires on November 30, 2017. The lease commitment is collateralized by an $81,932 letter of credit in favor of the landlord, which is secured by a certificate of deposit account and is recorded as restricted cash in the statement of financial condition.

Future minimum annual rental payments are as follows:

Year ending December 31,	
2013	$ 175,109
2014	180,731
2015	184,748
2016	184,748
2017	169,352
	$ 894,688

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In accordance with the rule, the Company is required to maintain defined minimum net capital equal to the greater of either $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2012, the Company had net capital, as defined, of $4,678,971 which exceeded the required minimum net capital of $138,483 by $4,540,488. Aggregate indebtedness at December 31, 2012 totaled $2,077,241. The ratio of aggregate indebtedness to net capital was .44 to 1.

6. 401(k) Plan

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers all employees who have attained age 21 and provides for participants to defer salary amounts up to statutory limits. The Company makes a discretionary matching contribution based on the salary deferrals contributed by each participant.

The Company also sponsors a defined contribution profit sharing plan covering all of the Company's employees who have attained age 21. The contribution, which is at management's discretion, is determined annually. The Company did not make a profit sharing contribution for the year ended December 31, 2012.

7. Off-Balance Sheet Risk and Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and securities on deposit at its bank and clearing broker. The accounts at its bank and clearing broker contain cash and cash equivalents. The Company maintains cash at a bank in excess of Federal Deposit Insurance Corporation ("FDIC") insured limits and is exposed to the credit risk resulting from this concentration. Balances at its bank are generally insured by the FDIC up to $250,000 (unlimited for non-interest bearing accounts). Balances at its clearing broker are insured up to $500,000, with a limit of $250,000 for cash, by the Securities Investor Protection Corporation ("SIPC"). Net equity positions at the clearing broker in excess of SIPC limits are protected by additional coverage maintained by the clearing broker.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

The Company, as introducing broker, clears all transactions with and for customers on a fully disclosed basis with the clearing broker, and promptly transmits all customer funds and securities to the clearing broker, who carries all of the accounts of such customers. The Company does not maintain margin accounts for its customers and, therefore, there are no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet risk in the event the clearing broker is unable to fulfill its contractual obligations.

8. Concentration

The Company's commission revenue is derived primarily from brokerage activity with a limited number of customers.

9. Subsequent Events

The Company has evaluated subsequent events through February 25, 2013, the date the financial statements were available for issuance.

****

The Company's Statement of Financial Condition as of December 31, 2012 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Independent Auditors' Report

To the Board of Directors
N.B. Zoullas Securities, Inc.

We have audited the accompanying statement of financial condition of N.B. Zoullas Securities, Inc. (the Company) as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United State of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of N.B. Zoullas Securities, Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

WeiserMazars LLP
February 25, 2013
New York, NY